UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
The Pep Boys — Manny, Moe & Jack

(Name of Issuer)
Common Stock

(Title of Class of Securities)
713278109

(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD control number.
SEC 1745 (3-06)

CUSIP No.	713278109

1	NAMES OF REPORTING PERSONS
	Glenhill Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,573,400

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,573,400

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,573,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.90%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	713278109

1	NAMES OF REPORTING PERSONS
	Glenn J. Krevlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,573,400

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,573,400

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,573,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.90%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	713278109

1	NAMES OF REPORTING PERSONS
	Glenhill Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,573,400

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,573,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,573,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.90%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

Item 1(a).	Name of Issuer:

The Pep Boys - Manny, Moe & Jack

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3111 W. Allegheny Ave.
Philadelphia, PA 19132

Item 2(a).	Name of Person Filing:

Glenhill Advisors, LLC, Glenn J. Krevlin, and Glenhill Capital Management, LLC. Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the general partner and investment advisor of Glenhill Capital LP, a security holder of the issuer, and sole shareholder of Glenhill Capital Overseas GP, Ltd. Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund, LP, a security holder of the issuer.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

156 West 56th Street, 17th Floor
New York, NY 10019

Item 2(c).	Citizenship:

See the response(s) to Item 4 on the attached cover page(s).

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

713278109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:
(a)	Amount Beneficially owned:

See the response(s) to Item 9 on the attached cover page(s). As of February 4, 2011, each of the Reporting Persons may be deemed to be the beneficial owner of an aggregate of

2,677,297 shares of Common Stock.

(b)	Percent of Class:

See the response(s) to Item 11 on the attached cover page(s), which was determined by dividing the number of shares beneficially held by the Reporting Person by 52,521,080, the number of shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2010. As of February 4, 2011, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.10% of the issued and outstanding shares of the Common Stock, which was determined in the same manner.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

See the response(s) to Item 5 on the attached cover page(s). As of February 4, 2011, each of Glenhill Advisors, LLC and Glenn J. Krevlin may be deemed to have the sole power to vote or direct the vote of an aggregate of 2,677,297 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

See the response(s) to Item 6 on the attached cover page(s). As of February 4, 2011, Glenhill Capital Management, LLC may be deemed to have shared power to vote or direct the vote of an aggregate of 2,677,297 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of:

See the response(s) to Item 7 on the attached cover page(s). As of February 4, 2011, each of Glenhill Advisors, LLC and Glenn J. Krevlin may be deemed to have the sole power to dispose of or to direct the disposition of an aggregate of 2,677,297 shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

See the response(s) to Item 8 on the attached cover page(s). As of February 4, 2011, Glenhill Capital Management, LLC may be deemed to have shared power to dispose of or direct the disposition of an aggregate of 2,677,297 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: February 14, 2011

GLENHILL ADVISORS, LLC
By:	/s/ GLENN J. KREVLIN
	Name:	Glenn J. Krevlin
	Title:	Managing Member

/s/ GLENN J. KREVLIN
Name: Glenn J. Krevlin

GLENHILL CAPITAL MANAGEMENT, LLC
By:	GLENHILL ADVISORS, LLC
Managing Member

By:	/s/ GLENN J. KREVLIN
	Name:	Glenn J. Krevlin
	Title:	Managing Member